PERFORMANCE TECHNOLOGIES, INCORPORATED
                         AMENDMENT TO STOCK OPTION PLAN

        WHEREAS, Performance Technologies, Incorporated (the "Company") adopted the PERFORMANCE TECHNOLOGIES, INCORPORATED STOCK OPTION PLAN (the "Plan") on May 1, 1986, amended and restated the Plan effective January 1, 1987, amended the Plan on May 3, 1990, amended and restated the Plan on April 18, 1994, amended the Plan on November 14, 1995, amended and restated the Plan on June 5, 1996 and amended the Plan again on June 10, 1997; and

        WHEREAS, the Company desires to amend Section 17 of the Plan to provide that the grant of options to Outside Participating Directors shall be prospective as an incentive to service rather than as a reward for past service, to amend Section 20 of the plan to amend the vesting provisions of such options and to amend Section 21 of the Plan to make it consistent with the provisions of amended Section 20.

        NOW, THEREFORE, Sections 17, 20 and 21 of the Plan are hereby amended to read in their entirety effective June 3, 1998, subject to approval of the Company's stockholders, as follows:

                  17. Outside Participating Directors. As of each Grant Date as defined in Section 18, each member of the Board of Directors who (a) is not an employee of the Company or any of its subsidiaries and (b) will serve as a member of the Board of Directors subsequent to the Grant Date is deemed an Outside Participating Director and is eligible to receive options in accordance with Section 18 below.

                  20. Vesting and Expiration of Outside Participating Director Stock Options. Each option granted to an Outside Participating Director shall vest and shall become exercisable on the first anniversary of the Grant Date in accordance with Section 5 of this Plan. Each option shall expire on the fifth anniversary of the Grant Date, and to the extent any option remains unexercised on such fifth anniversary, it shall be forfeited.

                  21. Cessation of Service of an Outside Participating Director.

                      (a) Cessation of Service. An Outside Participating Director's cessation of service as a member of the Board of Directors for any reason shall not have any effect on options that have been granted and vested prior to the date of cessation of service. Upon the death of an Outside Participating Director or former Outside Participating Director, all vested options held by the decedent must be exercised by his legal representative within one year after the date of death (but in no event after the expiration of the option) or they shall be forfeited.

                      (b) Loss of Eligibility. If an Outside Participating Director becomes an employee of the Company or otherwise no longer satisfies the requirements for eligibility set forth in
                  Section 17 hereof, then all options already granted to him hereunder shall continue in full force and effect, in accordance with their original terms, for so long as he remains a member of the Board of Directors, but he shall be entitled to no further formula grants of options pursuant to
                  Section 17 through Section 21 hereof.

        All other terms and conditions of the Plan shall remain in full force and effect.

        IN WITNESS WHEREOF, the Company has caused this Amendment to Stock Option Plan to be executed this the 3rd day of June, 1998.

                         PERFORMANCE TECHNOLOGIES, INC.

                             By:/s/Donald L. Turrell
                             -----------------------
                                Donald L. Turrell
                             Chief Executive Officer